UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ReWalk Robotics Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.25
(Title of Class of Securities)

M8216Q200
(CUSIP Number)

January 27, 2022 (Information also provided as of December 31, 2021)
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Fund II LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,387,487
6 Shared Voting Power 0
7 Sole Dispositive Power 3,387,487
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,487(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 5.4%(2)
12	Type of Reporting Person (See Instructions) PN
(1) The above information is provided as of January 27, 2022. As of January 27, 2022, the reporting person’s ownership consists of (i) 2,947,987 common shares, (ii) 4,395 put options pursuant to which  the reporting person may be required to purchase 439,500 common shares (“Options”), and (iii) 614,251 warrants to purchase common shares (“Warrants”), however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is excluded. As of December 31, 2021, the reporting person’s ownership consisted of (i) 2,882,801 common shares and 614,251 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is excluded. As of December 31, 2021, the reporting person held 3.7% of the Company’s outstanding common shares.
(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Partners II LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,387,487
6 Shared Voting Power 0
7 Sole Dispositive Power 3,387,487
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,487(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 5.4%(2)
12	Type of Reporting Person (See Instructions) OO
(1) The above information is provided as of January 27, 2022. As of January 27, 2022, the reporting person’s ownership consists of (i) 2,947,987 common shares, (ii) 4,395 Options, and (iii) 614,251 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is excluded. As of December 31, 2021, the reporting person’s ownership consisted of (i) 2,882,801 common shares and 614,251 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is excluded. As of December 31, 2021, the reporting person held 3.7% of the Company’s outstanding common shares.
(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Macro Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,850,647
6 Shared Voting Power 0
7 Sole Dispositive Power 3,850,647
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,850,647(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 6.1%(2)
12	Type of Reporting Person (See Instructions) PN
(1) The above information is provided as of January 27, 2022. As of January 27, 2022, the reporting person’s ownership consists of (i) 3,411,147 common shares, (ii) 4,395 Options, and (iii) 1,117,100 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is excluded. As of December 31, 2021, the reporting person’s ownership consisted of (i) 3,345,961 common shares and 1,117,100 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is limited to 11,250 Warrants. As of December 31, 2021, the reporting person held 5.4% of the Company’s outstanding common shares.

(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lind Global Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,850,647
6 Shared Voting Power 0
7 Sole Dispositive Power 3,850,647
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,850,647(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 6.1%(2)
12	Type of Reporting Person (See Instructions) OO
 (1) The above information is provided as of January 27, 2022. As of January 27, 2022, the reporting person’s ownership consists of (i) 3,411,147 common shares, (ii) 4,395 Options, and (iii) 1,117,100 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is excluded. As of December 31, 2021, the reporting person’s ownership consisted of (i) 3,345,961 common shares and 1,117,100 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is limited to 11,250 Warrants. As of December 31, 2021, the reporting person held 5.4% of the Company’s outstanding common shares.
(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeff Easton
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 7,238,134
6 Shared Voting Power 0
7 Sole Dispositive Power 7,238,134
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,238,134(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 11.4%(2)
12	Type of Reporting Person (See Instructions) IN
(1) The above information is provided as of January 27, 2022. As of January 27, 2022, the reporting person’s ownership consists of (i) 6,359,134 common shares, (ii) 8,790 Options, and (iii) 1,731,351 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is excluded. As of December 31, 2021, the reporting person’s ownership consisted of (i) 6,228,762 common shares and 1,731,351 Warrants, however, due to exercise limitations of the Warrants, the reporting person’s beneficial ownership of the Warrants is limited to 11,250 Warrants. As of December 31, 2021, the reporting person held 9.99% of the Company’s outstanding common shares.
(2) Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

Item 1.
(a)	Name of Issuer
ReWalk Robotics Ltd.
(b)	Address of Issuer’s Principal Executive Offices
3 Hatnufa Street, Floor 6 Yokneam Ilit 2069203 Israel

Item 2.
(a)	Name of Person Filing

This statement is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

•  Lind Global Fund II LP, a Delaware limited partnership;
•  Lind Global Partners II LLC, a Delaware limited liability company;
•  Lind Global Macro Fund LP, a Delaware limited partnership;
•  Lind Global Partners LLC, a Delaware limited liability company; and

•  Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.

Lind Global Partners LLC, the general partner of Lind Global Macro Fund, LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP.

Jeff Easton, the managing member of Lind Global Partners II LLC and Lind Global Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP and Lind Global Fund II LP.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is: 444 Madison Ave, Floor 41 New York, NY 10022
(c)	Citizenship
See Row 4 of cover page for each Reporting Person.
(d)	Title of Class of Securities
Ordinary shares, par value NIS 0.25
(e)	CUSIP Number
M8216Q200
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned
See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class
See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.
	(ii)	shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.
	(iii)	sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.
	(iv)	shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Please see the attached statement in Exhibit 99.2.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2022

LIND GLOBAL MACRO FUND, LP

By:	Lind Global Partners LLC
its General Partner

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

LIND GLOBAL PARTNERS LLC

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

LIND GLOBAL FUND II LP
/s/ Jeff Easton
By:	Lind Global Partners II LLC
its General Partner

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

LIND GLOBAL PARTNERS II LLC

By:	/s/ Jeff Easton
Name:	Jeff Easton
Title:	Managing Member

JEFF EASTON
/s/ Jeff Easton
Jeff Easton